Exhibit 99.1

Hepsiburada Announces Second Quarter 2022 Financial Results

ISTANBUL, September 28, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the second quarter ended June 30, 2022.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgement as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the International Practices Task Force of the Centre for Audit Quality, which monitors countries experiencing high inflation, categorized Türkiye as a country with projected 36 months’ cumulative inflation rate greater than 100% as of February 28, 2022. Therefore, Turkish companies reporting under IFRS, including the Company, have been required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022.

The Company’s interim financial statements as of June 30, 2022, including figures corresponding to the same period of the prior year, have been restated pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of June 30, 2022. All the amounts included in the statement of balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements are restated applying the general price index. Adjustment for inflation has been calculated considering the price indexes published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements at 30 June are as follows:

Date	Index	Conversion Factor
30 June 2022	977.9	1.00
31 March 2022	843.6	1.16
31 December 2021	687.0	1.42
30 June 2021	547.5	1.79
31 March 2021	523.5	1.87

In order to ease the understanding of the restated financial statements in accordance with IAS 29, unadjusted figures, denoted as “unadjusted for inflation basis” or “unadjusted for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant.

Second Quarter 2022 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) decreased by 9.7% to TRY 9.6 billion compared to Q2 2021.

o	Unadjusted for inflation, GMV grew by 57.3% compared to Q2 2021, reaching TRY 9.2 billion.

●	Revenue decreased by 6.2% to TRY 2,985.2 million compared to Q2 2021.

●	Number of orders increased 8.0% to 14.1 million compared to 13.1 million orders delivered in Q2 2021.

●	Active Customers increased 17.5% to 11.7 million from 9.9 million in Q2 2021.

●	Frequency increased 23.2% to 5.2 from 4.2 in Q2 2021.

●	Active Merchant base increased 45.5% to 88.7 thousand from around 61.0 thousand in Q2 2021.

●	Number of SKUs reached 130.3 million as of June 30, 2022 compared to 62.9 million at June 30, 2021, marking 107% year-over-year growth.

●	Share of Marketplace GMV reduced to 64.0% compared to 68.7% in Q2 2021.

●	EBITDA was negative TRY 593.8 million in Q2 2022 compared to negative TRY 404.3 million in Q2 2021. EBITDA as a percentage of GMV declined 2.4 percentage points to negative 6.2% in Q2 2022 compared to Q2 2021 while improving 2.1 percentage points compared to Q1 2022.

o	Unadjusted for inflation, EBITDA as a percentage of GMV in Q2 2022 was negative 2.7%, continuing its improvement by 0.5 percentage points compared to Q2 2021 and sequentially improving by 1.0 percentage point compared to the Q1 2022.

●	Net loss for Q2 2022 was TRY 566.3 million compared to a net loss of TRY 484.1 million for Q2 2021.

●	Free cash flow was TRY 184.6 million compared to TRY 1,299.8 million in Q2 2021.

First Half of 2022 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 3.1% compared to H1 2021 to TRY 19.7 billion.

o	Unadjusted for inflation, GMV grew by 69.1% compared to H1 2021, reaching TRY 17.5 billion.

●	Revenue increased by 4.6% to TRY 6,063.9 million compared to H1 2021.

●	Number of orders increased 30.7% to 29.1 million compared to 22.3 million orders delivered in H1 2021.

●	Active Customers increased 17.5% to 11.7 million in H1 2022 from 9.9 million as at the end of H1 2021.

●	Frequency increased by 23.2% from 4.2 in H1 2021 to 5.2 in H1 2022.

●	Active Merchant base increased 45.5% to 88.7 thousand from around 61.0 thousand as at the end of H1 2021.

●	Number of SKUs reached 130.3 million as of June 30, 2022 compared to 62.9 million as of June 30, 2021, marking 107% year-over-year growth.

●	Share of Marketplace GMV reduced to 64.7% level in H1 2022, compared to 69.1% in H1 2021.

●	EBITDA was negative TRY 1,430.2 million in H1 2022 compared to negative TRY 635.8 million in H1 2021.

●	Net loss for H1 2022 was TRY 1,505.9 million compared to a net loss of TRY 849.9 million for H1 2021.

●	Free cash flow was negative TRY 1,612.3 million in H1 2022 compared to positive TRY 1,009.4 million in H1 2021.

Commenting on the results, Mr. Emirdag, CEO of Hepsiburada said:

“The macroeconomic environment has been challenging, with rising inflation at the forefront of both the local and global markets during first half of 2022. In this environment, we recorded continued order growth during the second quarter, which contributed to an overall 31% rise in number of orders in the first half of the year compared to the same period a year ago. The order performance in the second quarter was driven by diligent execution, and the growth in our active customer base, and order frequency at 18% and 23% on a year-over-year basis, respectively. In the second quarter, our active merchant base grew by 45% to 88.7 thousand while our selection more than doubled to 130 million SKUs.

In the first six months, on an unadjusted basis we generated 72% revenue growth over our TRY17.5 billion GMV which grew 69% compared to the first half of 2021. Adjusted for inflation, revenue growth was 4.6% on the 3.1% rise in GMV during the same period.

Our end-to-end service quality on the back of our technology and logistics capabilities as well as wide range of affordability solutions have been instrumental in retaining our market leadership in terms of NPS. In line with our customer centric approach, we marked another milestone in the Turkish e-commerce market by launching our paid subscription service, Hepsiburada Premium, in July which has reached 200 thousand members in just two months. In addition, we introduced Türkiye’s first new generation smart physical store, Hepsiburada Smart Store in July, reinforcing our thought leadership in retail innovation.

With affordability solutions becoming more relevant for consumers, our BNPL solution to which we apply strict risk monitoring practices and measures, has already been used by over 100 thousand customers on our platform by the end of August. Under our long-term strategy of becoming a leading Fintech player across online and offline channels, we will continue to introduce innovative affordability solutions.

Looking ahead, we remain focused on building on our strong value proposition to support both customers and merchants. For the year ending 2022, on an unadjusted for inflation basis, based on our current performance and expectations, we are raising our GMV growth guidance and start guiding on EBITDA also on an unadjusted for inflation basis in line with our progress on our path to profitability.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data for the three months ended June 30, 2022 and June 30, 2021 and six months information for the year 2022 and 2021 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation adjusted (in accordance with IAS 29).

(in TRY million	Three months ended June 30,				Six months ended June 30,
unless otherwise indicated)	2022	2021	y/y %		2022	2021	y/y %
GMV (TRY in billions)	9.6	10.6	(9.7)%		19.7	19.1	3.1%
Marketplace GMV (TRY in billions)	6.1	7.3	(15.8)%		12.8	13.2	(3.4)%
Share of Marketplace GMV (%)	64.0%	68.7%	(4.7	)pp	64.7%	69.1%	(4.4	)pp
Number of orders (millions)	14.1	13.1	8.0%		29.1	22.3	30.7%
Active Customer (millions)	11.7	9.9	17.5%		11.7	9.9	17.5%
Revenue	2,985.2	3,183.9	(6.2)%		6,063.9	5,798.8	4.6%
Gross contribution	475.0	827.8	(42.6)%		852.8	1,584.8	(46.2)%
Gross contribution margin (%)	5.0%	7.8%	(2.8	)pp	4.3%	8.3%	(4.0	)pp
Net loss for the period	(566.3)	(484.1)	17.0%		(1,505.9)	(849.9)	77.2%
EBITDA	(593.8)	(404.3)	46.9%		(1,430.2)	(635.8)	125.0%
EBITDA as a percentage of GMV (%)	(6.2)%	(3.8)%	(2.4	)pp	(7.3)%	(3.3)%	(3.9	)pp
Net cash provided by/(used in) operating activities	396.7	1,376.3	n.m		(1,279.3)	1,152.4	n.m
Free Cash Flow	184.6	1,299.8	n.m		(1,612.3)	1,009.4	n.m

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

								Unadjusted for inflation[2]
	Three months ended,							Three months ended,
(in TRY million unless otherwise indicated)	Jun30, 2022	Mar31, 2022	Jun30, 2021	y/y%		q/q %		Jun30, 2022	Mar31, 2022	Jun30, 2021	y/y%		q/q %
GMV (TRY in billions)	9.6	10.1	10.6	(9.7)%		(5.1)%		9.2	8.3	5.9	57.3%		11.0%
Marketplace GMV (TRY in billions)	6.1	6.6	7.3	(15.8)%		(7.0)%		5.9	5.4	4.0	46.5%		8.8%
Share of Marketplace GMV (%)	64.0%	65.4%	68.7%	(4.7	)pp	(1.3	)pp	64.0%	65.4%	68.7%	(4.7	)pp	(1.3	)pp
Number of orders (millions)	14.1	15.0	13.1	8.0%		(5.5)%		14.1	15.0	13.1	8.0%		(5.5)%
Active Customer (millions)	11.7	12.0	9.9	17.5%		(2.5)%		11.7	12.0	9.9	17.5%		(2.5)%
Revenue	2,985.2	3,078.6	3,183.9	(6.2)%		(3.0)%		2,861.6	2,527.9	1,754.7	63.1%		13.2%
Gross Contribution	475.0	377.7	827.8	(42.6)%		25.8%		765.5	688.3	486.9	57.2%		11.2%
Gross contribution margin (%)	5.0%	3.7%	7.8%	(2.8	)pp	1.2	pp	8.3%	8.3%	8.3%	0.0	pp	0.0	pp
Net loss for the period	(566.3)	(939.6)	(484.1)	17.0%		(39.7)%		(215.5)	(239.7)	(324.1)	(33.5)%		(10.1)%
EBITDA[1]	(593.8)	(836.4)	(404.3)	46.9%		(29.0)%		(246.2)	(302.9)	(188.6)	31.0%		(18.7)%
EBITDA as a percentage of GMV (%)	(6.2)%	(8.3)%	(3.8)%	(2.4	)pp	2.1	pp	(2.7)%	(3.7)%	(3.2)%	0.5	pp	1.0	pp
Net cash provided by/(used in) operating activities	396.7	(1,676.0)	1,376.3	n.m		n.m		247.4	(1,242.5)	749.4	n.m		n.m.
Free Cash Flow[1]	184.6	(1,796.9)	1,299.8	n.m		n.m		86.1	(1,361.9)	705.4	n.m		n.m.

1: In addition to the reconciliation provided here, please also refer to “Presentation of Financial and Other Information—Use of Non-IFRS Financial Measures” in the Company’s press release furnished to the U.S. Securities and Exchange Commission on Form 6-K on June 1, 2022 for the reconciliation of EBITDA and Free Cash Flow for fiscal Q1 2022.

2: The difference between unadjusted and adjusted figures on each statement of comprehensive loss and statement of cash flow line item as well as the non-IFRS measures in the table are reflective of the restatement of such figures in accordance with IAS29. See “Hepsiburada Financial Review --Restatement of financial information” below for additional information on such adjustments.

Note that EBITDA and free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution, gross contribution margin, EBITDA as a percentage of GMV and number of orders and Active Customer in the “Certain Definitions” section of this press release.

Financial Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of September 28, 2022, considering trends year to date and could be subject to change, and involve inherent risks which we are not able to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several uncertainties including geopolitical headwinds in the region, the inflationary environment both in Türkiye and global markets, local currency volatility, low consumer confidence, pressure on purchasing power, disruption risks in the supply chains, new regulations and evolving competitive landscape. Management’s views and estimates are subject to change without notice.

Based on our performance in the first half of 2022, we are raising our GMV growth guidance from around 50% to around 60% for the full year 2022 compared to 2021 (on an unadjusted for inflation basis). Achieving profitability through disciplined cash and cost management remains high priority. We continue to have the liquidity to fund our operations, and we are providing additional visibility on this year’s performance by providing guidance for our full year EBITDA for the year 2022. Accordingly, we expect to deliver EBITDA as a percentage of GMV within a range of negative 3.0% to negative 2.5% for the full year 2022 (on an unadjusted for inflation basis), up from negative 6.5% in full year 2021.

Key Business Developments

GMV and Order Growth

Our Q2 2022 GMV grew by 57.3% and reached TRY 9.2 billion compared to the same period of last year on an unadjusted for inflation basis. In the first six months of 2022, our GMV grew by 69.1% on an unadjusted for inflation basis from TRY 10.4 billion in H1 2021 to TRY 17.5 billion. Accordingly, adjusted for inflation (as explained under “Restatement of Financial Information” above), our GMV declined by 9.7% in Q2 2022 compared to the same period of last year. In the first six months of 2022, adjusted for inflation, GMV grew by 3.1% compared to the first six months of 2021.

For Hepsiburada, GMV growth is a function of the growth in number of orders and average order value. We achieved continued order growth during the second quarter at 8%, contributing to 31% growth in the first six months of 2022 compared to the same period in 2021. The order growth came through a solid Active Customer base and the continued rise in order frequency. Our Active Customer base increased to 11.7 million in Q2 2022 from 9.9 million in Q2 2021 while the order frequency grew by 23% to 5.2 in Q2 2022 from 4.2 in Q2 2021. Continued growth in key growth drivers was attributable to our hybrid 1P-3P business model, attractive customer value proposition including our affordability solutions, continued growth in selection and use of data driven marketing.

In our business model, the change in average order value and the inflation rate are not fully correlated. Generally, the pass-through effect of inflation is more evident in categories such as grocery, food and fast-moving consumer goods (FMCG) which form a limited portion of our GMV. In other categories, factors including but not limited to inventory carryover and competitive market dynamics also affect the decision of sellers on the platform on to what extent the inflation impact is reflected. Moreover, on the consumer front, pressure on consumer spending has caused tendency for substitution with more affordable alternatives (i.e. towards lower-priced brands, regardless of whether sales are of essentials or non-essentials) and partial holdback in purchase decisions for certain categories.

Marketplace

Our active merchant base increased to 88.7 thousand in Q2 2022 from 61 thousand in Q2 2021. Our comprehensive merchant value proposition and our progress in enhancing merchant experience contributed to this rise in our active merchant base. Our product offering has strengthened with the number of SKUs more than doubling to 130.3 million as of June 30, 2022 from 62.9 million as of June 30, 2021. As of June 30, 2022, the number of active SKUs through our cross-border operations on our platform has reached 4.4 million with over 2.9 thousand participating merchants.

In the second quarter, the Marketplace (3P) – Direct Sales (1P) GMV split was 64%-36% whereas it was 69%-31% in the second quarter of 2021 and 65%-35% in the first quarter of 2022. The rising share of direct sales (1P) operations demonstrates the adaptability of our hybrid business model to the changing operating environment.

Customer Experience

Based on the results of the market research conducted by FutureBright (a local research company) for Hepsiburada, we continued our Net Promoter Score (“NPS”) leadership in the Turkish e-commerce market with an NPS of 76 in Q2 2022. We believe our services, which we design to provide “peace of mind” experience to our customers during their shopping journey, were instrumental in customer appreciation and trust.

Post second quarter, in July, we launched a new monthly paid subscription service, Hepsiburada Premium, replacing our earlier loyalty program (Loyalty Club). Hepsiburada Premium subscribers have access to a wide range of benefits that include free delivery and cashback subject to certain conditions and free access to an online streaming service among others. Hepsiburada Premium members exceeded 200 thousand by mid-September.

Meanwhile, on the delivery of oversized products, HepsiJet XL’s high quality and reliable service is evidenced by approximately 99% satisfaction score in the second quarter according to our internal reporting (Q1 2022: approximately 99%).

Logistics Network

Our last-mile delivery service, HepsiJet delivered around 57% of total Marketplace parcels in the second quarter, compared to 34% a year ago and 53% a quarter ago. HepsiJet delivered these parcels through wide distribution network across Türkiye on over 200 thousand square meters and with nearly 2,000 carriers. HepsiJet delivered 83% of the orders from direct sales (1P) by the next day in the second quarter, exceeding the performance of the previous quarter. Moreover, we are proud to have registered a new patent for HepsiJet’s multi-vehicle route optimization technology, unlocking further efficiencies in its operations.

Regarding the delivery of oversized products, having completed its all 81 city coverage in the first quarter of this year to deliver oversized cargo across the country, HepsiJet XL delivered nearly 75% of such oversized parcels in our 1P operations in Q2 2022 compared to 52% in Q1 2022.

Meanwhile, HepsiLojistik, our fulfillment-as-a-service business, continued to scale its operations by adding 183 clients to its portfolio during the quarter. In total, HepsiLojistik provided fulfillment services to 513 clients as at the end of Q2 2022.

Financial Services

Hepsiburada offers its customers the opportunity to meet their needs with innovative payment solutions and services such as one-click check-out, instant returns to wallet, multi-credit card payment, payment in installments, instant customer loans, store credit such as buy-now-pay-later (“BNPL”) and charge to billing ability with a telco partner.

Hepsiburada’s wallet and payment gateway solution, Hepsipay, since its debut in June 2021, has continued its rapid penetration within Hepsiburada platform consistently, recording 8.0 million Hepsipay wallet customers (represents those users who have opened their wallet account by giving required consent to Hepsipay) as of the end of Q2 2022. In the second quarter, around 39% of total GMV passed through Hepsipay wallet, compared to 40% in the first quarter of 2022.

Launched in early Q1 2022, our BNPL solution is embedded within Hepsipay payment gateway and is currently available for purchases from our direct sales (1P) operations. Using BNPL, over 500 thousand customers were issued a shopping limit and over 100 thousand of those customers used their limits as of the end of August 2022. Customers can buy and pay with up to twelve installments which comes with service fee charge at different rates on the basis of number of installments. We continue to diligently manage credit risks, while maintaining our focus on growth optimization.

We are determined to continue to expand our payments and affordability solutions under our long-term strategy of becoming a leading Fintech player across online and offline channels in Türkiye.

Strategic Assets

Hepsiburada Market, previously known as HepsiExpress, continued to expand its ecosystem throughout the quarter and reached 105 retailers to offer on-demand delivery service for groceries, water and flowers, up from 86 retailers a quarter ago. Hepsiburada Market’s perfect order ratio performance (measured as the number of orders from groceries vertical delivered on time, in full and with no return request to the total number of orders from groceries vertical) was 79% in the second quarter of 2022, up by 5 percentage points compared to the first quarter of 2022. Our efforts to improve our service model are on track to reduce dependency on our delivery resources and introduce cost-effective measures.

Our adtech solutions under HepsiAd were used by more than 10 thousand merchants in Q2 2022. This figure remained flat from the previous quarter.

Our flight tickets service, Hepsiburada Seyahat enabled sales of roughly 37 thousand tickets in Q2 2022 from 27 thousand a quarter ago and 2 thousand during the same period last year.

While the inbound arm of HepsiGlobal continued to expand our selection from international merchants, our outbound operations at HepsiGlobal aim to enable our merchants in Türkiye to make cross-border sales. Since the first quarter of 2022, we entered the Azerbaijan market where our focus has remained on advancing user experience and expanding our assortment during the second quarter.

We will continue to diligently operate our strategic assets to help fuel further monetization and growth for the overall ecosystem with disciplined cost and cash management.

ESG Actions

Having signed the United Nations Global Compact (“UNGC”) in January 2022, Hepsiburada has committed to The United Nations Women’s Empowerment Principles. As such, Hepsiburada publicly pledged to improve gender equality and women’s empowerment in the workplace, marketplace and community. As part of Hepsiburada's efforts in relation to key UN Sustainable Development Goals related to the selected impact areas, namely Quality Education, Gender Equality, Reduced Inequalities and Partnership for Goals, Hepsiburada has continued to create corporate social responsibility programs in cooperation with Türkiye's leading NGOs focusing on children and youth, women, and animal welfare. Within this context, Hepsiburada launched the "A Smile is Enough" initiative to reach out to children in need by supplying them with toys, books or stationery etc. with the help of participating merchants and employees. Since its launch in April 2022, this initiative has reached more than 30,000 children all over the country.

Furthermore, we have kicked-off internally our efforts to set and integrate sustainability goals within our business processes. We aim to create, monitor and report regularly such performance indicators in the upcoming periods.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy is reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements is restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive loss are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira at June 30, 2022 (in accordance with IAS 29) unless otherwise indicated.

(in TRY million	Three months ended June 30,				Six months ended June 30,
unless otherwise indicated)	2022	2021	y/y %		2022	2021	y/y %
GMV (TRY in billions)	9.6	10.6	(9.7)%		19.7	19.1	3.1%
Marketplace GMV (TRY in billions)	6.1	7.3	(15.8)%		12.8	13.2	(3.4)%
Share of Marketplace GMV (%)	64.0%	68.7%	(4.7	)pp	64.7%	69.1%	(4.4	)pp
Revenue	2,985.2	3,183.9	(6.2)%		6,063.9	5,798.8	4.6%
Gross contribution	475.0	827.8	(42.6)%		852.8	1,584.8	(46.2)%
Gross contribution margin (%)	5.0%	7.8%	(2.8	)pp	4.3%	8.3%	(4.0	)pp
Net loss for the period	(566.3)	(484.1)	17.0%		(1,505.9)	(849.9)	77.2%
EBITDA	(593.8)	(404.3)	46.9%		(1,430.2)	(635.8)	125.0%
EBITDA as a percentage of GMV (%)	(6.2)%	(3.8)%	(2.4	)pp	(7.3)%	(3.3)%	(3.9	)pp
Net cash provided by/(used in) operating activities	396.7	1,376.3	n.m		(1,279.3)	1,152.4	n.m
Free Cash Flow	184.6	1,299.8	n.m		(1,612.3)	1,009.4	n.m

Revenue

	Three months ended June 30,			Six months ended June 30,
(in TRY million)	2022	2021	y/y %	2022	2021	y/y %
Sale of goods[1] (1P)	2,403.9	2,486.0	(3.3)%	4,881.8	4,482.6	8.9%
Marketplace revenue[2] (3P)	303.2	323.2	(6.2)%	600.1	637.7	(5.9)%
Delivery service revenue	234.8	346.5	(32.2)%	506.6	639.4	(20.8)%
Other	43.3	28.2	53.5%	75.4	39.1	92.8%
Revenue	2,985.2	3,183.9	(6.2)%	6,063.9	5,798.8	4.6%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

On an inflation adjusted basis, revenue decreased by 6.2% to TRY 2,985.2 million in Q2 2022 compared to the second quarter of last year. This was mainly due to 3.3% decline in 1P operations, comprising 80.5% of revenue, 6.2% decline in our Marketplace revenue and 32.2% decline in our delivery service revenue. Meanwhile, other revenue which mainly consist of HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams grew by 53.5%.

As discussed under “GMV and Order Growth”, while we continued to deliver a solid order growth at 8% in Q2 2022 compared to the same period of last year, the revenue decline in 1P and 3P operations during this period was mainly due to the limited pass-through effect of inflation to our average order value.

The 32.2% decline in delivery service revenue compared to the second quarter of last year was primarily due to i) decline in number of parcels delivered, ii) limited pass-through impact of inflation on unit delivery service charges and iii) the shift in the GMV mix towards 1P where we generate lower 1P delivery service revenue.

Gross Contribution

	Three months ended June 30,				Six months ended June 30,
(in TRY million unless indicated otherwise)	2022	2021	y/y %		2022	2021	y/y %
Revenue	2,985.2	3,183.9	(6.2)%		6,063.9	5,798.8	4.6%
Cost of inventory sold	(2,510.2)	(2,356.1)	6.5%		(5,211.1)	(4,214.0)	23.7%
Gross Contribution	475.0	827.8	(42.6)%		852.8	1,584.8	(46.2)%
Gross contribution margin (% of GMV)	5.0%	7.8%	(2.8	)pp	4.3%	8.3%	(4.0	)pp

Although an unadjusted for inflation basis, gross contribution margin was at 8.3% in Q2 2022, on an adjusted for inflation basis, gross contribution margin was realized at 5.0%.

Any good that is purchased and sold within the same calendar month has no impact on gross contribution margin under the implementation of IAS 29 (Financial Reporting in Hyperinflationary Economies). In Q2 2022, our inventory turnover days was higher compared to Q2 2021, resulting in the 3.3pp decline in inflation-adjusted gross contribution margin.

Below table shows the monthly inflation rates in the first six months of 2021 and 2022.

Consumer inflation Monthly (2003=100)	January	February	March	April	May	June
2022	11%	5%	5%	7%	3%	5%
2021	2%	1%	1%	2%	1%	2%

Source: Data as announced by TurkStat

On an inflation adjusted basis, gross contribution margin declined 2.8 percentage points from 7.8% in Q2 2021 to 5.0% in Q2 2022. This was mainly due to i) the decline in 1P and 3P revenue mainly due to the limited pass-through effect of inflation to our average order value as discussed under “Revenue” section; ii) the decline in delivery service revenue as discussed under “Revenue” section and iii) the inflation impact on cost of inventory sold in Q2 2022 was significantly higher compared to Q2 2021 given the higher monthly inflation rates during this period as well as comparatively higher inventory turnover days in Q2 2022. In an environment where monthly inflation was expected to continue to rise, securing inventory became critical in order to ensure product availability (particularly in electronic goods).

Operating Expenses:

The table below shows our operating expenses for the three months and six months ended June 30, 2022 and 2021 in absolute terms and as a percentage of GMV:

	Three months ended June 30,				Six months ended June 30,
(in TRY million unless indicated otherwise)	2022	2021	y/y%		2022	2021	y/y%
Cost of inventory sold	(2,510.2)	(2,356.1)	6.5%		(5,211.1)	(4,214.0)	23.7%
% of GMV	(26.2)%	(22.2)%	(4.0	)pp	(26.4)%	(22.1)%	(4.4	)pp
Shipping and packaging expenses	(277.5)	(423.5)	(34.5)%		(638.4)	(727.2)	(12.2)%
% of GMV	(2.9)%	(4.0)%	1.1	pp	(3.2)%	(3.8)%	0.6	pp
Payroll and outsource staff expenses	(325.2)	(226.4)	43.6%		(666.5)	(654.5)	(1.8)%
% of GMV	(3.4)%	(2.1)%	(1.3	)pp	(3.4)%	(3.4)%	0.0	pp
Advertising expenses	(346.9)	(518.5)	(33.1)%		(743.1)	(699.5)	6.2%
% of GMV	(3.6)%	(4.9)%	1.3	pp	(3.8)%	(3.7)%	(0.1	)pp
Technology expenses	(37.4)	(26.8)	39.9%		(74.7)	(51.0)	46.3%
% of GMV	(0.4)%	(0.3)%	(0.1	)pp	(0.4)%	(0.3)%	(0.1	)pp
Depreciation and amortization	(101.6)	(76.1)	33.5%		(197.0)	(145.0)	35.9%
% of GMV	(1.1)%	(0.7)%	(0.3	)pp	(1.0)%	(0.8)%	(0.2	)pp
Other operating expenses, net	(81.8)	(36.8)	122.4%		(160.3)	(88.3)	81.5%
% of GMV	(0.9)%	(0.3)%	(0.5	)pp	(0.8)%	(0.5)%	(0.4	)pp
Net operating expenses	(3,680.6)	(3,664.2)	(0.4)%		(7,691.1)	(6,579.5)	16.9%
Net operating expenses as a % of GMV	(38.4)%	(34.5)%	(3.9	)pp	(39.0)%	(34.4)%	(4.6	)pp

Our net operating expenses decreased by 0.4% to TRY 3,680.6 million in Q2 2022 compared to the second quarter of last year. As a percentage of GMV, our net operating expenses rose 3.9 percentage points (pp) mainly due to 4.0pp increase in cost of inventory sold as a percentage of GMV, 1.3pp rise in payroll and outsource staff expenses as a percentage of GMV offset by 1.1pp decrease in shipping and packaging expenses and 1.3pp decrease in advertising expenses as a percentage of GMV.

Of the total 4.0pp increase in cost of inventory sold as a percentage of GMV, 0.7pp increase was mainly due to 4.7pp shift in GMV composition in favor of 1P compared to a year ago and the remaining 3.3pp increase was due to the impact of inflation adjustment as per IAS 29.

The 1.3pp rise in payroll and outsource staff expenses as a percentage of GMV due to the increase in the number of employees with talent onboarding, along with the impact of annual salary rise, the increase in annual bonus accrual and increase in share based payment expenses (related to shared based payments under the incentive plan adopted prior to our initial public offering). The share based payment expenses in Q2 2022 (covering the provision for equity settled part and the share-based payment provision for the performance target-based payments with the performance targets set in Q2 2022) was TRY 30.1 million compared to TRY 10.7 million in Q2 2021 (covering the provision for equity settled part). Excluding the effect of share based payment expenses, the payroll and outsource staff expenses as a percent of GMV would have been 3.1pp and 2.0pp in Q2 2022 and Q2 2021, respectively.

The 1.3pp decline in advertising expenses as a percentage of GMV was as a result of enhanced marketing efficiency with sharpened focus on retention and engagement across the customer lifecycle and reflects our commitment to pursuing path to profitability. Our segment-based acquisition strategy supported the efficiency in overall marketing spending.

The 1.1pp decline in shipping and packaging expenses, which is through 34.5% decline in absolute terms, was on the back of a decline in number of parcels delivered and limited pass-through impact of inflation in unit delivery service charges in unit prices applied by our delivery partners.

Financial Income

	Three months ended June 30,			Six months ended June 30,
(in TRY million)	2022	2021	y/y %	2022	2021	y/y %
Foreign currency exchange gains	449.7	39.3	n.m.	940.9	115.5	n.m.
Interest income on time deposits	45.0	17.6	155.6%	59.0	26.2	125.5%
Interest income on credit sales	22.9	20.3	13.0%	40.7	34.8	16.9%
Net fair value gains on financial assets at fair value	0.0	-	n.m.	17.0	-	n.m.
Other	0.5	0.0	n.m.	1.0	0.0	n.m.
Financial income	518.1	77.2	n.m.	1,058.6	176.5	n.m.

Our financial income increased by TRY 440.9 million to TRY 518.1 million compared to the second quarter of last year. This was mainly driven by a TRY 410.4 million increase in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to the 88.2% appreciation of the U.S. dollar against the Turkish Lira on average in Q2 2022, as compared to Q2 2021.

Financial Expenses

	Three months ended June 30,			Six months ended June 30,
(in TRY million)	2022	2021	y/y %	2022	2021	y/y%
Commission expenses due to early collection of credit card receivables	(146.5)	(167.2)	(12.4)%	(300.0)	(311.6)	(3.7)%
Foreign currency exchange losses	(140.6)	(51.9)	170.7%	(283.2)	(113.4)	149.8%
Interest expenses on bank borrowings and lease liabilities	(26.9)	(40.3)	(33.1)%	(56.4)	(94.0)	(40.0)%
Interest expenses on purchases	(32.2)	(5.1)	n.m.	(83.6)	(45.6)	83.2%
Net fair value losses on financial assets	(66.7)	-	n.m.	(66.7)	-	n.m.
Other	(0.3)	(0.2)	58.8%	(0.6)	(0.4)	71.7%
Financial expenses	(413.2)	(264.7)	56.1%	(790.5)	(565.0)	39.9%

Our financial expenses increased by TRY 148.5 million to TRY 413.2 million compared to the second quarter of last year, primarily attributable to a TRY 88.7 million increase in foreign currency exchange losses from our U.S dollar denominated trade payables due to the 88.2% appreciation of the U.S. dollar against the Turkish Lira on average in Q2 2022 as compared to Q2 2021. The increase in our financial expenses was also due to TRY 66.7 million fair value losses on financial investments. This increase has been partially offset by the TRY 20.7 million decrease in commission expenses related to early collection of credit card receivables.

Net Loss for the Period

Net loss in Q2 2022 was TRY 566.3 million compared to net loss of TRY 484.1 million in Q2 2021. The TRY 82.2 million increase in net loss was a result of the factors mentioned above and TRY 159.7 million decrease in monetary gain against the TRY 321.7 million rise in net foreign exchange gains from our U.S. dollar denominated bank deposits and financial investments against foreign exchange denominated trade payables.

EBITDA

EBITDA was negative TRY 593.8 million in Q2 2022 compared to negative TRY 404.3 million in Q2 2021. This corresponded to a 2.4pp decline in EBITDA as a percentage of GMV in Q2 2022 compared to the same period last year. This decline was driven by 2.8pp decline in gross contribution margin, 1.3pp rise in payroll and outsource staff expenses as a percentage of GMV and 0.5pp increase in other operating expenses as a percentage of GMV offset by 1.3pp decline in advertising expenses and 1.1pp decline in shipping and packaging expenses items as a percentage of GMV.

Our EBITDA margin improved by 2.1pp in Q2 2022 to negative 6.2% from negative 8.3% in Q1 2022. This improvement was driven by 1.2pp improvement in gross contribution margin, 0.3pp decline in advertising expenses as a percentage of GMV, 0.7pp improvement in shipping and packaging expense items as a percentage of GMV against 0.1pp rise in other operating expenses as a percentage of GMV. The increase gross contribution margin is mainly attributable to the slow-down in the growth rate of inflation.

Capital Expenditures

Capex was TRY 212.1 million in Q2 2022 compared to TRY 76.5 million in the same period in 2021. Over 60% of total capex consists of the costs of employees who are employed for the development of website and mobile platforms for both core and strategic assets and whose costs are capitalized. (Q2 2021: 60%). Remaining capex mainly consisted of purchase of property and equipment and software and rights.

Net Working Capital

Net working capital decreased to negative TRY 2,025.8 million as of June 30, 2022 from negative TRY 3,522.3 million as of December 31, 2021. TRY 1,496.5 million decrease in negative net working capital was mainly driven by a TRY 1,569.4 million decrease in trade payables and payables to merchants, a TRY 265.3 million decrease in inventories and a TRY 162.8 million increase in other current assets. The decrease in trade payables and payables to merchants was mainly due to decline in inventory procurement volume, decline in payables related to advertising services as well as slower growth of payable balance against inflation. The increase in other current assets is mainly due to an increase in deferred VAT balance.

Cash Flow From Operating Activities

Our net cash provided by operating activities for Q2 2022 comprises of TRY 566.3 million net loss (Q2 2021: net loss of TRY 484.1 million), positive TRY 459.4 million change in net working capital (Q2 2021: positive TRY 1,586.8 million) and TRY 503.6 million change in other (comprising of non-cash items such as provisions and depreciation expenses) (Q2 2021: TRY 273.6 million). Net cash provided by operating activities decreased by TRY 979.6 million to positive TRY 396.7 million in Q2 2022 as compared to Q2 2021. Meanwhile, our net cash provided by operating activities significantly improved by TRY 2,072.7 million compared to Q1 2022.

The TRY 979.6 million decrease in our net cash provided by operating activities is mainly a result of TRY 966.5 million decrease in change in trade payables and payables to merchants, TRY 249.0 million increase in change in trade receivables and TRY 105.3 million decrease in change in inventories. In addition, negative TRY 380.4 million increase in net foreign exchange differences for the period is adjusted when calculating cash provided by operating activities due to its non-cash nature.

Free Cash Flow

Our free cash flow was positive TRY 184.6 million in Q2 2022 (TRY 1,299.8 million in Q2 2021). TRY 1,115.2 million decrease in free cash flow was mainly driven by the decrease in cash flow provided by operating activities and rise in our capex as further detailed above. On the other hand, our free cash flow in Q2 2022 was TRY 1,981.5 million higher compared to Q1 2022.

Total Cash and Financial Investments

Total cash and cash equivalents as of June 30, 2022 decreased to TRY 2,685.9 million from TRY 5,428.6 million as of December 31, 2021 (historically reported as TRY 3,813.5 million). We held around 81% of our cash in U.S. dollar as of June 30, 2022. The decrease in total cash and cash equivalents is mainly due to i) decline in change in net negative working capital by TRY 1,496.7 million, ii) lower than inflation in USD/TRY appreciation (around 25% compared to December 31, 2021) and iii) lower time deposit interest rates against inflation.

Total financial investments as of June 30, 2022 amounts to TRY 1,338.8 million. Our financial investments consist of a financial asset measured at fair value through profit or loss and through other comprehensive income and consists of U.S. dollar and Turkish Lira based mutual funds and Eurobonds that have mainly invested in sovereign and public sector debt instruments and foreign currency linked Turkish Lira time deposits.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for our short-term liquidity if and when required in the ordinary course of our operations. As a result of the increase in our cash and cash equivalents following the IPO proceeds, our short-term borrowings decreased to TRY 260.4 million as of June 30, 2022, from TRY 275.0 million as of December 31, 2021. As of June 30, 2022, supplier and merchant financing loans corresponded to TRY 108.6 million of the short-term bank borrowings compared to TRY 131.2 million as of December 31, 2021.

We utilized a total TRY 18.9 million long-term loans during Q2 2022 from two Turkish banks for our delivery operations (HepsiJet). The respective loans have a maturity of two-three years with monthly equal repayments at a total cost of funding at 20.2% on average.

All of our bank borrowings are denominated in Turkish Lira. As of June 30, 2022, the average annual effective interest rate for bank borrowings was 18.5% compared to 23.2% as of December 31, 2021.

Additional Information

Hepsiburada Provides Update on Recent Regulatory Changes in Türkiye

On July 1, 2022, the Turkish Parliament approved an amendment to the Law on Regulation of E-Commerce (Law No.6563) (as amended, the "E-commerce Law") with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market.

The provisions of the amendments include, but are not limited to (i) limits on the total amount of advertising and marketing expenditures and customer discounts (effective as of Jan 1, 2023); (ii) restrictions on e-commerce companies with an annual Net Transaction Value, (as defined in the E-commerce Law) over a certain threshold from engaging in certain business operations, such as payments and financial services (effective as of Jan 1, 2024); (iii) banning the sale of private label products for all e-commerce companies (effective as of Jan 1, 2024); (iv) a new obligation for e-commerce businesses operating in Türkiye to obtain, and annually renew, an e-commerce license upon payment of a license fee if such businesses exceed certain Net Transaction Value and annual order volume thresholds defined in the E-Commerce Law (effective as of Jan 1, 2025); and (v) redesigning the commercial terms in the commercial agreements with merchants including the payment terms to the merchants as such payments shall be made in full within five working days from the date the order reaches the buyer (effective as of Jan 1, 2023).

For additional information, see the Company’s press release furnished to the U.S. Securities and Exchange Commission on Form 6-K on July 14, 2022.

Hepsiburada Names Nilhan Onal as New CEO from January 1, 2023

Murat Emirdag has decided to step down from his CEO duties for personal reasons as of January 1, 2023. He will continue to lead the company and ensure a smooth transition to the new CEO, Nilhan Onal.  As of January 1, 2023, Mr. Emirdag will be a non-executive director of the Company's board of directors.

Nilhan Onal joins Hepsiburada from Amazon Europe, where she spent the last seven years focused on business transformation and growth. In her last role, she also oversaw strategy, operations and technology for Amazon's European Fashion business, driving strong results. During her time at Amazon, Nilhan also built and scaled Amazon's SWA (Amazon Shipping) business worldwide, and led a turn-around of Amazon UK Consumer Electronics and European Product Insurance businesses. Prior to joining Amazon, Nilhan Onal had over a decade of experience in managing consumer-focused businesses at Procter & Gamble in Türkiye and Europe, leading different categories, from electrical beauty to household care, across various geographies. Among many recognitions, in 2021, she was also named among top Turkish executives in 'Global Turks par excellence' conducted by Heidrick and Struggles.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Wednesday, September 28, 2022 at 16.00 Istanbul time / 14.00 London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada220928.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on September 28, 2022.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2022 unless otherwise indicated. Unaudited.)

	30 June 2022 (unaudited)	31 December 2021 (unaudited1)
ASSETS
Current assets:
Cash and cash equivalents	2,685,882	5,428,622
Restricted cash	52,738	56,939
Financial investments	1,338,784	1,648,532
Trade receivables	215,673	319,857
Due from related parties	1,505	3,110
Loan receivables	8,675	-
Inventories	2,227,251	2,492,517
Contract assets	9,365	10,465
Other current assets	452,458	285,432

Total current assets	6,992,331	10,245,474

Non-current assets:
Property and equipment	241,963	194,068
Intangible assets	506,310	348,055
Right of use assets	368,579	373,628
Loan receivables	8,038	-
Other non-current assets	210,839	435,249

Total non-current assets	1,335,729	1,351,000

Total assets	8,328,060	11,596,474

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	260,395	275,005
Lease liabilities	134,147	155,607
Wallet deposits	54,547	58,257
Trade payables and payables to merchants	4,213,224	5,782,627
Due to related parties	15,037	12,878
Provisions	131,786	188,508
Employee benefit obligations	58,415	100,685
Contract liabilities and merchant advances	292,207	312,097
Other current liabilities	228,115	235,678

Total current liabilities	5,387,873	7,121,342

Non-current assets:
Bank borrowings	16,660	-
Lease liabilities	98,490	145,115
Employee benefit obligations	9,813	7,541
Due to related parties	2,844	-
Other non-current liabilities	132,809	156,704

Total non-current liabilities	260,616	309,360

Equity:
Share capital	262,260	262,260
Other capital reserves	212,501	147,635
Share premiums	7,617,209	7,617,209
Accumulated deficit	(5,412,399)	(3,861,332)

Total equity	2,679,571	4,165,772

Total equity and liabilities	8,328,060	11,596,474

1: Consolidated balance sheet as at December 31, 2021 has not yet been audited for the implementation of IAS 29.

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2022 unless otherwise indicated. Unaudited.)

	Six Months Ended		Three Months Ended
	30 June 2022	30 June 2021	30 June 2022	30 June 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	6,063,868	5,798,773	2,985,245	3,183,859

Operating expenses
Cost of inventory sold	(5,211,083)	(4,213,983)	(2,510,182)	(2,356,144)
Shipping and packaging expenses	(638,406)	(727,196)	(277,510)	(423,548)
Payroll and outsource staff expenses	(666,532)	(654,530)	(325,220)	(226,443)
Advertising expenses	(743,137)	(699,523)	(346,852)	(518,453)
Technology expenses	(74,676)	(51,026)	(37,439)	(26,763)
Depreciation and amortization	(197,042)	(144,997)	(101,639)	(76,138)
Other operating expenses	(193,957)	(141,109)	(98,951)	(79,190)
Other operating income	33,689	52,821	17,106	42,386

Operating loss	(1,627,276)	(780,770)	(695,442)	(480,434)

Financial income	1,058,593	176,491	518,107	77,169
Financial expenses	(790,487)	(565,014)	(413,188)	(264,717)
Monetary (losses)/gains	(146,730)	319,355	24,240	183,900

Loss before income taxes	(1,505,900)	(849,938)	(566,283)	(484,082)

Taxation on income	-	-	-	-

Loss for the period	(1,505,900)	(849,938)	(566,283)	(484,082)

Basic and diluted loss per share	(4.62)	(2.61)	(1.74)	(1.48)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(4,830)	(5,998)	(2,288)	(3,202)

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	(40,337)	-	(40,337)	-

Total comprehensive loss for the period	(1,551,067)	(855,936)	(608,908)	(487,284)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2022 unless otherwise indicated. Unaudited.)

	1 January – 30 June 2022	1 January – 30 June 2021
	(unaudited)	(unaudited)
Loss before income taxes	(1,505,900)	(849,938)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	1,582,849	794,854
Interest and commission expenses	415,603	414,846
Depreciation and amortization	197,042	144,997
Interest income on time deposits	(58,984)	(26,156)
Interest income on credit sales	(40,708)	(34,826)
Provision for unused vacation liability	11,704	8,429
Provision for personnel bonus	35,082	-
Provision for legal cases	457	429
Provision for doubtful receivables	9,417	2,502
Provision for impairment of trade goods, net	10,216	4,135
Provision for post-employment benefits	1,566	1,585
Provision for share based payment	64,867	235,630
Adjustment for impairment loss of financial investments	49,714	-
Non cash charges	(1,021)	-
Net foreign exchange differences	(765,658)	(6,033)
Change in provisions due to inflation	(87,441)	(5,226)
Monetary effect on non-operating activities	1,740,993	54,542

Changes in net working capital
Change in trade payables and payables to merchants	(1,570,011)	475,076
Change in inventories	255,050	409,758
Change in trade receivables	122,325	(10,994)
Change in contract liabilities and merchant advances	(19,891)	145,884
Change in contract assets	1,099	89,096
Change in other liabilities	(111,527)	111,032
Change in other assets and receivables	45,947	16,152
Change in due from related parties	1,604	4,415
Change in due to related parties	(12,384)	3,692
Post-employment benefits paid	(1,507)	(3,377)
Payments for concluded litigation	(1,177)	(1,027)
Payments for personnel bonus	(64,826)	(25,419)
Payments for unused vacation liabilities	(913)	(1,712)
Collections of doubtful receivables	-	(5,043)
Net cash (used in)/provided by operating activities	(1,279,262)	1,152,449

Investing activities:
Purchases of property and equipment and intangible assets	(333,290)	(144,525)
Proceeds from sale of property and equipment	207	1,453
Purchase of financial investments	(1,363,461)	-
Proceeds from sale of financial investment	1,339,149	-
Payment for acquired businesses, net of cash acquired	(3,986)	-
Net cash used in investing activities	(361,381)	(143,072)

Financing activities:
Proceeds from borrowings	770,041	941,584
Repayment of borrowings	(697,894)	(1,296,340)
Interest and commission paid	(368,608)	(427,438)
Lease payments	(81,095)	(85,937)
Interest received on time deposits	44,507	25,657
Interest received on credit sales	40,708	34,826
Net cash used in financing activities	(292,341)	(807,648)
Net (decrease)/increase in cash and cash equivalents	(1,932,984)	201,729
Cash and cash equivalents at 1 January	5,427,391	1,147,345
Inflation effect on cash and cash equivalents	(1,301,684)	(94,799)
Effects of exchange rate changes on cash and cash equivalents	477,687	6,034
Cash and cash equivalents at 30 June	2,670,410	1,260,309

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are EBITDA, Free Cash Flow and Net Working Capital. We define:

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the period for the periods presented.

Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2022.

	Three months ended June 30,		Six months ended June 30,
(in TRY million)	2022	2021	2022	2021
Net loss for the period	(566.3)	(484.1)	(1,505.9)	(849.9)
Taxation on income	-	-	-	-
Financial income	518.1	77.2	1,058.6	176.5
Financial expenses	(413.2)	(264.7)	(790.5)	(565.0)
Depreciation and amortization	(101.6)	(76.1)	(197.0)	(145.0)
Monetary gains/(losses)	24.2	183.9	(146.7)	319.4
EBITDA	(593.8)	(404.3)	(1,430.3)	(635.8)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash used in operating activities for the periods presented.

Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2022.

	Three months ended June 30,		Six months ended June 30,
(in TRY million)	2022	2021	2022	2021
Net cash provided by /(used in) operating activities	396.7	1,376.3	(1,279.3)	1,152.4
Capital expenditures	(212.3)	(77.9)	(333.3)	(144.5)
Proceeds from the sale of property and equipment	0.2	1.4	0.2	1.5
Free Cash Flow	184.6	1,299.8	(1,612.3)	1,009.4

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2022.

(in TRY million)	As of June 30, 2022	As of December 31, 2021
Current assets	6,992.3	10,245.5
Cash and cash equivalents	(2,685.9)	(5,428.6)
Financial investments	(1,338.8)	(1,648.5)
Current liabilities	(5,387.9)	(7,121.3)
Bank borrowings, current	260.4	275.0
Lease liabilities, current	134.1	155.6
Net Working Capital	(2,025.8)	(3,522.3)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	Gross Contribution as revenues less cost of inventory sold. Gross Contribution is an indicator of our operational profitability as it reflects direct costs of products sold to our buyers;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who purchased an item within the 12-month period preceding the relevant date, including returns and cancellations.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of June 2022, we had seamlessly connected 46.5 million members and 88.7 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Türkiye. As a female-founded organization, we are committed to meaningful action to empower women. Through our ‘Technology Empowerment for Women Entrepreneurs’ programme, we have reached over 35 thousand female entrepreneurs across Türkiye to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) Company’s future results of operations and financial position; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters, including the duration, scope and impact on our operations in general and the pace of recovery from the COVID-19 pandemic (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates (v) rising inflationary environment and/or (vi) currency devaluation; (d) anticipated launch of new initiatives, businesses or any other strategic projects; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) outcomes resulting from the pending litigation; (j) expectations regarding our future performance based on our ability to attract more customers to our platform in a cost effective manner, to increase frequency of our customers on our platform, to add more merchants to our platform, to expanding our selection of products and services, to scale our new strategic assets and leverage logistics and technology as business enablers; and (k) regulatory changes in the e-commerce law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2021 annual report filed with the SEC on Form 20-F (File No.001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes quarterly financial information for the three months ended June 30, 2022 and 2021 and six months information for the year 2022 and 2021. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with International Financial Reporting Standards (“IFRS”) and pursuant to the regulations of the SEC.